Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group accelerates North American growth with strategic acquisition of Bank of the West

•	Expansion to major new U.S. geographies, including highly attractive California market, a natural next step in BMO’s North American growth strategy

•	Financially compelling; funded primarily with existing capital in BMO and Bank of the West; transaction is immediately accretive at closing to adjusted earnings per share and drives long term growth

•

Combination with Bank of the West will provide a highly complementary footprint and capabilities to help more consumers and businesses make real financial progress and break down barriers to economic inclusion

•	BMO is committed to retaining front-line branch employees with no planned closure of Bank of the West branches in connection with the transaction

TORONTO and CHICAGO, December 20, 2021 – BMO Financial Group (TSX and NYSE: BMO), and its indirect wholly-owned Chicago-based subsidiary BMO Harris Bank N.A. (together, “BMO”), today announced the signing of a definitive agreement with BNP Paribas (XPAR: BNP) to acquire Bank of the West and its subsidiaries, with assets as of September 30, 2021 of approximately C$135 billion (US$105 billion). This acquisition aligns with BMO’s strategic, financial and cultural objectives.

Under the terms of the agreement, BMO will acquire Bank of the West for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing) at Bank of the West. BMO will fund the transaction primarily with excess capital reflecting its strong capital position and anticipated capital generation.

Founded in 1874, Bank of the West has a strong track record of serving retail, small business, commercial and wealth clients. With the combination of two highly complementary geographies and building upon BMO’s digital, data and analytics capabilities, this acquisition enables contiguous market extension, the acceleration of BMO’s commercial banking expansion, and highly competitive scaled entry into California.

On closing, the acquisition will bring nearly 1.8 million customers to BMO and will further extend its banking presence through 514 additional branches and commercial and wealth offices in key U.S. growth markets. Post closing, BMO will have a strong position in 3 of the top 5 U.S. markets, a footprint in 32 states, expanded national specialty commercial businesses and a digital banking platform gathering deposits in all 50 states. With approximately 70% of Bank of the West’s deposits in California, BMO is making a scaled entry to a market with a population of approximately 40 million people producing US$3.1 trillion of GDP – which, if considered as a country, would rank as the world’s 5th largest economy.

“With the strength of our performance and our integrated North American foundation, we have never been better positioned to take this next step in our growth strategy and to deliver for the new customers and colleagues we look forward to welcoming to BMO. This acquisition will add meaningful scale, expansion in attractive markets, and capabilities that will enable us to drive greater growth, returns and efficiencies,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We will deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and a strong team of bankers to generate leading customer growth.”

“Breaking down barriers to inclusion is a driving force for both banks – it’s a commitment central to BMO’s Purpose, to Boldly Grow the Good in business and life. Both BMO and Bank of the West have achieved “Outstanding” Community Reinvestment Act ratings, supported by robust commitments to investing in our communities. We’ll be well positioned to support the communities we serve and to help our customers make real financial progress,” concluded Mr. White.

“Bank of the West is a well-run and well-respected organization that will bring complementary capabilities, products and segment expertise to BMO, all of which are accretive to our existing franchise,” said David Casper, Group Head, North American Commercial Banking and U.S. Chief Executive Officer, BMO Financial Group. “Combining these strengths with BMO’s proven track record of executing and integrating acquisitions will position us to leverage our capabilities to serve more personal, business, commercial and wealth customers. It’s also a great opportunity to build upon our strong track record of engaging with communities where we operate.”

“On behalf of all of my colleagues at Bank of the West, I am excited for what this new opportunity will bring for our customers, our employees and our longstanding community partners. Bank of the West’s presence in many of the largest and fastest growing markets in the U.S. provides an ideal and complementary commercial and retail banking platform to fuel BMO’s growth. Combined with BMO’s suite of products and capabilities we’ll be able to help even more customers achieve real financial progress. Our team of dedicated commercial and business bankers will be a great fit with BMO, working on creative solutions to match individual needs,” said Bank of the West CEO Nandita Bakhshi.

Transaction Highlights

The transaction is expected to be immediately accretive on closing to BMO’s adjusted earnings per share and over 10% accretive in 2024, including estimated cost synergies. The estimated internal rate of return is approximately 14%. The purchase price is estimated at 1.5 times Bank of the West’s expected tangible common book value based on the estimated balance sheet at close. BMO expects to incur pre-tax merger and integration costs of approximately C$1.7 billion and achieve pre-tax cost savings of approximately C$860 million, or 35% of Bank of the West’s non-interest expenses, through operational efficiency improvements with 100% of the cost savings executed by the end of the first year after closing.

The acquisition adds approximately US$56 billion of loans and US$89 billion of deposits based on Bank of the West’s September 30, 2021 balance sheet. BMO expects to take a gross credit mark of C$992 million, or 126 bps of loans and reflect a C$218 million fair value mark (write-down of equity), both of which will be accreted into adjusted earnings.

BMO expects to fund the transaction primarily through excess capital on the combined entities balance sheet at closing, including an estimated C$3.8 billion from Bank of the West and C$13.5 billion from BMO, which includes the benefit from the sale of BMO’s EMEA asset management business and internal capital generation to the estimated closing date. In addition, BMO intends to introduce a 2% discount on shares issued under its dividend reinvestment plan (DRIP) and expects to raise approximately C$2.7 billion of common equity prior to the closing date. BMO is committed to maintaining its target capital ratios and regular dividends within its target payout range. BMO will not proceed with establishing a normal course issuer bid and does not expect to repurchase shares prior to close.

A signature strength of the Bank of the West is the deep relationships formed between their employees, their customers and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, is committed to retaining front-line Bank of the West branch employees, and enabling career development opportunities throughout BMO’s North American footprint.

BMO and BNP Paribas will enter into a long-term distribution agreement for the provision of Equipment Finance and Cash Management solutions to BNP Paribas’ customers in North America.

The transaction, which has been approved by the BMO and BNP Paribas Boards of Directors, is expected to close by the end of calendar 2022, subject to customary closing conditions, including regulatory approvals. Upon closing, BMO intends to merge Bank of the West into BMO Harris Bank N.A.

Shared Commitment to Employees, Consumers, Small Businesses, Underserved Communities and the Environment

BMO‘s Purpose, to Boldly Grow the Good in business and life, including commitments to a Thriving Economy, a Sustainable Future and Eliminating Barriers to Inclusion drives everything we do. It shapes our business strategies, product development, customer relationships and community engagement. Through BMO EMpower, BMO has committed US$5B over five years to address key barriers faced by minority businesses, communities and families in the U.S. by lending, investing, giving and engaging with communities it serves. BMO is also helping its customers make real financial progress through its offerings including new products like Bank On-certified Smart Money, a low-fee checking account with no overdraft or NSF fees. BMO looks forward to continuing the robust community engagement it’s well known for.

With BMO’s recognition as one of the world’s most sustainably managed companies and Bank of the West’s impressive sustainability platform and ESG track record, the transaction provides significant opportunities for collaboration in ESG investing and product innovation. Both companies have been named as leading U.S. employers by Forbes and are committed to creating purpose-driven workplace cultures motivated to win and support the communities they serve.

Advisors

BMO Capital Markets and Morgan Stanley & Co. LLC acted as financial advisors and Wachtell, Lipton, Rosen & Katz and Osler, Hoskin & Harcourt LLP acted as legal counsel to BMO.

Investor Call

An investor call will take place December 20, 2021 at 8:00 am ET. BMO executives will discuss the transaction, followed by Q&A. The call can be accessed via webcast at www.bmo.com/investorrelations. Alternatively, there will be a listen-only number at 1 (800) 898-3989 or (416) 406-0743 (6578095#). Presentation material referenced during the conference call will be available at www.bmo.com/investorrelations.

A rebroadcast of this presentation will be available until midnight ET, January 14, 2022, by calling 1 (800) 408-3053 or (905) 694-9451 and entering passcode 7155620#.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider—the 8th largest bank, by assets, in North America. With total assets of $988 billion as of October 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

About Bank of the West

Headquartered in San Francisco, Bank of the West operates more than 500 branches and offices in 24 states (primarily in the Western and Midwestern parts of the United States), employs more than 9,000 team members, and serves nearly 1.8 million customers. Bank of the West has a total balance sheet size of US$105 billion in assets and US$89 billion in deposits as of end September 30, 2021.

As of June 2021, Bank of the West has a deposit market share of approximately 3% in the top three states (California, Colorado, and Oregon), which account for over 80% of its deposits. Bank of the West markets a very broad range of retail banking products and services to individuals, small businesses and corporate clients. It also has strong positions across the United States in several specialised financing activities, such as marine, recreational vehicles, and agribusiness. To learn more about Bank of the West, visit About Us via BankoftheWest.com.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the combined operations of BMO and Bank of the West, the financing of the proposed transaction, the financial, operational and capital impacts of the proposed transaction, our strategies or future actions, our targets and commitments, expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian and U.S. economies, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction, such as it being accretive to adjusted earnings per share, (“EPS”), creating synergy opportunities and growing our U.S. operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which Bank of the West currently operates; the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate Bank of the West; the ability to fund the proposed transaction from existing excess capital and anticipated capital generation and financing transactions on terms acceptable to BMO; BMO’s ability to achieve it’s capital targets; BMO’s ability to cross-sell more products to customers; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; diversion of management time on transaction-related issues; increased exposure to exchange rate fluctuations; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about BMO and Bank of the West’s current and expected financial performance (including balance sheet, income statement and regulatory capital figures), expected financing for the proposed transaction (including participation in BMO’s DRIP), expected closing date of the proposed transaction, expected synergies (and timing to achieve), integration and restructuring costs, assumed purchase price accounting (including fair value marks), costs of financing, foreign exchange rates, our assumed terminal value multiple, and future regulatory capital requirements, including the Office of the Superintendent of Financial Institutions’ announced Basel III reforms effective in the second quarter of fiscal 2023, were considered in estimating the internal rate of return to BMO, adjusted EPS accretion and /or BMO’s expected regulatory capital ratios.

Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.

Media Contacts:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Investor Relations Contacts:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com; Twitter: @BMOmedia